

Financial Statements
December 31, 2019

3 Minute Management, LLC



EideBailly
CPAs & BUSINESS ADVISORS

Independent Accountant's Review Report

To the Members
3 Minute Management, LLC
Tulsa, Oklahoma

We have reviewed the accompanying financial statements of 3 Minute Management, LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of operations and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Tulsa, Oklahoma
September 28, 2020

810 S. Cincinnati Ave., Ste. 600 | Tulsa, OK 74119-1623 | T 918.748.5000 | F 918.748.5024 | EOE

3 Minute Management, LLC
Balance Sheet
December 31, 2019

Assets		
Current Assets		
Cash	$	35,920
Prepaid Rent		3,788
Total current assets		39,708
Propert and Equipment, at cost		
Furniture and equipment		7,382
Software development in process		6,971
		14,353
Less accumulated depreciation		310
Net Property and Equipment		14,043
	$	53,751
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	7,436
Accrued liabilities		19,887
Total current liabilities		27,323
Members' Equity		26,428
	$	26,428

Revenues	$	-
Operating Expenses		
Selling, general and administrative		(221,204)
Operating Loss		(221,204)
Net Loss	$	(221,204)

	Equity Paid by Members	Retained Deficit	Total
Balance, January 1, 2019	$ -	$ (2,368)	$ (2,368)
Net loss	-	(221,204)	(221,204)
Contributions by members	250,000	-	250,000
Balance, December 31, 2019	$ 250,000	$ (223,572)	$ 26,428

Operating Activities		
Net loss	$	(221,204)
Adjustments to reconcile net loss to		
net cash used for operating activities		
Depreciation		310
Changes in assets and liabilities		
Prepaid rent		(3,788)
Accounts payable		5,068
Accrued liabilities		19,887
Net Cash used for Operating Activities		(199,727)
Investing Activities		
Purchases of fixed assets		(7,382)
Capitalized software development		(6,971)
Net Cash used for Investing Activities		(14,353)
Financing Activities		
Member contributions		250,000
Net Cash from Financing Activities		250,000
Net Change in Cash		35,920
Cash, Beginning of Year		-
Cash, End of Year	$	35,920

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity

3 Minute Management, LLC (the Company) was formed in 2018 in order to assist job seekers in finding employment and job creators in finding quality employees through the use of video screening. Job Seeker users are given access to a client site where they can post and record a video resume, as well as link their social media, experiences, and backgrounds. This profile can then be shared with employers directly on the client site or shared through links. Job Creators may review profiles, share with colleagues or teams, rank candidates and ultimately contact them for interview opportunities.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When fixed assets are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the asset is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2019.

Software Development

Software development costs are generally expensed as incurred and are included primarily in selling, general and administrative expense in the statement of operations. However, during the year ended December 31, 2019, approximately $7,000 of costs were incurred and capitalized for internally developed software and product applications. The capitalized costs will be amortized on a straight-line basis over the estimated three year useful life of the specific projects once the project has been completed. The project will be evaluated for potential impairment during the estimated useful life.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Advertising Costs

Advertising costs are expensed as incurred. Such costs approximated $78,000 for the year ended December 31, 2019.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Leases

The Company entered into an office space lease agreement in October 2019. The lease expires in July 2021.

Future minimum lease payments are as follows

December 31,		
2020	$	38,719
2021		22,969

Total lease expense for the year ended December 31, 2019, totaled $7,567.

Note 3 - Liquidity

The Company's primary need for liquidity is to fund working capital requirements during the Company's developmental stage. The Company has incurred losses and experienced negative operating cash flows for their initial operating years due to no operating income. The Company has taken several actions to continue to support its operations and meet its obligations, including beginning operations and working with investors to raise additional funds. Collectively, management expects these efforts to be successful. However, management cannot predict, with certainty, that these actions will generate the necessary liquidity as currently planned.

Note 4 - Subsequent Events

In January 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) as a "Public Health Emergency of International Concern." The coronavirus outbreak and government responses are creating disruption in global supply chains and are adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes a prediction as to the ultimate material adverse impact of the coronavirus outbreak. The Company is closely monitoring its operations, liquidity, and capital resources and is actively working to minimize the current and future impact of this unprecedented situation. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The Company applied for and was granted a $77,300 loan under the Paycheck Protection Program (PPP) administered by a Small Business Administration (SBA) approved partner. The loan is uncollateralized and is fully guaranteed by the Federal government. The loan accrues interest, but payments are not required to begin for six months to one year after the funding of the loan. The Company is eligible for loan forgiveness up to 100% of the loan, upon meeting certain requirements. The Company intends to make measures to maximize the loan forgiveness but cannot reasonably determine the portion of the loan that will ultimately be forgiven.

The Company has evaluated subsequent events through September 28, 2020, the date which the financial statements were available to be issued.